Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

November 21, 2018

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Commission

Securities Commission of Newfoundland and Labrador

PwC Canada	Ernst & Young LLP
1 Lombard Place, Suite 2300	2700 - 360 Main Street
Winnipeg, MB R3B 0X6	Winnipeg, MB R3C 4G9

RE: Notice of Change in Auditor

This notice is made pursuant to National Instrument 51-102 (“NI 51-102”).

Ernst & Young LLP (“EY”) were appointed the auditors of Medicure Inc., (the “Corporation”) on May 31, 2013. The Corporations’ shareholders approved at the last annual meeting of the shareholders of the Corporation held June 27, 2018 that EY be reappointed auditors of the Corporation until the next annual meeting.

The Board of Directors, upon the recommendation of the Audit Committee, has decided not to renew EY’s appointment as auditor. The audit committee has reviewed the situation and determined that the appointment of PwC Canada (“PwC”) as auditors of the Corporation would be in the best interests of the Corporation. As such, the Company’s audit committee has recommended that PwC be appointed as the successor auditor and the Board of Directors have approved the same.

There have been no reservations in the auditor’s reports for the audits of the three most recently completed fiscal years.

There have been, in the opinion of the Corporation, no reportable events, as that term is defined in NI 51-102.

The board of directors of the Corporation has reviewed and approved the reporting package as that term is defined in NI 51-102.

Sincerely,

MEDICURE INC.

Per:

/s/ James Kinley

_______________________

James Kinley CPA, CA

Chief Financial Officer